United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April

April 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Ordinary Shareholders Meeting	3
Signature Page	17

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

OF VALE S.A., HELD ON APRIL 20TH, 2017.

Publicly-Held  Company

Corporate Taxpayer’s ID (CNPJ/MF) # 33,592,510/0001-54

Board of Trade Registration (NIRE) # 33,300,019,766

01 — PLACE, DATE AND TIME:

In the offices of Vale S.A. (“Vale” or the “Company”), at Avenida das Américas, No. 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in this city, on April 20th, 2017, at 11 a.m.

02 - PANEL:

Chairman: Gueitiro Matsuo Genso

Secretary: Mariangela Daniele Maruishi Bartz

03 - ATTENDANCE AND QUORUM:

Attended by shareholders representing 71% of the voting capital, as recorded in the Shareholders’ Attendance Book, thereby confirming the required quorum for the Annual General Shareholders’ Meeting to be properly installed.

Also present Messrs. Luciano Siani Pires and Clovis Torres, Vale’s Executive Officers, Messrs. Manuel Fernandes Rodrigues de Sousa and Bernado Moreira, representatives of the External Auditors KPMG Auditores Independentes in accordance with Paragraph First of Article 134, of Law #6,404/76; and Messrs. Marcelo Amaral Moraes and Raphael Manhães Martins, effective members of the Fiscal Council, in accordance with Article 164 of Law #6,404/76.

04 - SUMMONS:

Call Notice of the Annual General Shareholders’ Meeting was duly published in the Rio de Janeiro Official State Gazette on March 21, 22, and 23, 2017, pages 58,17 and 37; in Valor Econômico of São Paulo, pages E4, E10 and E16, and in Valor Econômico of Rio de Janeiro, pages E10, E6 and E12, with the following Agenda:

4.1.         Ordinary General Shareholders’ Meeting

4.1.1                    Appreciation of management report and analysis, discussion and vote of the financial statements for the fiscal year ending on December 31, 2016;

4.1.2                    Proposal for the destination of profits of the fiscal year of 2016;

4.1.3                    Appointment of the members of the Board of Directors;

4.1.4                    Appointment of the members of the Fiscal Council; and

4.1.5                    Establishment of the remuneration of the Management and members of the Fiscal Council for 2017.

05 - READING OF DOCUMENTS/PRESENTATIONS:

In compliance with CVM Instruction # 481/2009 (“Instruction 481”), the Secretary read out the consolidated synthetic voting map released yesterday for the market, as requested by the Chairman. After the reading, the document remained on the table for consultation by the shareholders.

The reading of the following documents made available at the General Meeting was unanimously waived by the majority of the shareholders present at the Meeting, as the content of the same was already known, being received 3,046,578,785 votes in favor, 2811 dissenting votes, and 12 abstentions votes, including the abstention vote from União Federal and the dissenting votes from Messrs. Renato S. P. Chaves (written vote received by the Panel), Alexandra Montgomery (written vote received by the Panel), Eduardo Augusto de Andrade Ramos, Carolina de Moura Campos and Missionários Cambonianos do Nordeste: (i) publications of the Call Notice; (ii) Management Report and Financial Statements for the fiscal year ended December 31, 2016, including the Consolidated Statements, External Auditors Report of KPMG Auditores Independentes, published in the Rio de Janeiro Official State Gazette pages 9 to 28, and in Valor Econômico of São Paulo, pages E3 to E19, on March 15, 2016; (iii) Executive Officers Comments under item 10 of CVM Instruction #480/09, as amended; (iv) Reports of the Fiscal Council and Board of Directors on the Management Report and the Financial Statements for the fiscal year ended December 31, 2016; (v) Proposal of the Executive Board for the destination of the result of the fiscal year ended December 31, 2016, as well as the related Annex 9-1-II prepared pursuant to Instruction 481; (vi) Reports of the Board of Directors and of the Fiscal Council on the result destination proposed; (vii) Management Compensation, pursuant to Item 13 of CVM Instruction #480/09, as amended; (viii) Guide containing, among others, information on the items of the General Meeting, especially with respect to the candidates nominated by the shareholder Valepar S.A. to the Board of Directors and the Fiscal Council, pursuant to items 12.5 to 12.10 of CVM Instruction #480/09 as amended; (ix) Notice to Shareholders published on March 20 and 29, 2017 for disclosure of information by minority and preferred shareholders of candidates to the Board of Directors and / or the Fiscal Council of Vale pursuant to the Bylaws of the Company and to the legislation in force.

Mr. Luciano Siani Pires, Chief Financial Officer and Investors Relations Officer of Vale, has presented a summary on the financial results related to the fiscal year ending on December 31, 2016.

Therefore, after discussion and comments by the shareholders on the above-mentioned documents and presentations, the following resolutions were taken:

06 - RESOLUTIONS:

The following resolutions were approved by voting shareholders, not counting, however, the abstention votes.

6.1.                by the majority of the voting shareholders present at the meeting, it was approved to drawn-up the present minutes in summary form and to publish it omitting the signatures of the shareholders present to the meeting, as permitted by Paragraphs First and Second of Article 130 of Law No. 6,404/76;

Were computed 3,046,578,785 votes in favor, 2811 dissenting votes, and 12 abstention votes, including the abstention vote from União Federal and the dissenting votes from Messrs. Renato S. P. Chaves (written vote received by the Panel), Alexandra Montgomery (written vote received by the Panel), Eduardo Augusto de Andrade Ramos, Carolina de Moura Campos and Missionários Cambonianos do Nordeste.

6.2.                by the majority of the voting shareholders present at the meeting, with favorable opinions issued by the Fiscal Council and the Board of Directors on February 22, 2017, the Management Report and the Financial Statements, as well as the External Auditors Report of KPMG Auditores Independentes, all related to the fiscal year ending on December 31, 2016.

Were computed 3,129,863,959 votes in favor, 149,548,034 dissenting votes, and 303,357,307 abstention votes, including the abstention vote from União Federal and the dissenting written votes received by the Panel from Mess. Ana Paula dos Santos, Alexandra Montgomery, Maju do Nascimento Silva and Carolina de Moura Campos.

6.3.                by the majority of the voting shareholders present at the meeting, the proposal of the Executive Board of the Company, with favorable opinion of the Board of Directors and the Fiscal Council, both issued on February 22, 2017, to the destination of the result of the year ending on December 31, 2016 was approved as follows:

“PROPOSAL FOR THE DESTINATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2016. Dear Members of the Board of Directors, The Board of Executive Officers of Vale S.A. (“Vale” or “Company”), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income for the fiscal year ended December 31, 2016. The net income for the year, according to the Income Statement, amounted to R$13.311.455.285,00 (thirteen billion, three hundred and eleven million, four hundred and fifty five thousand, two hundred and eighty five

Brazilian reais), accounted as standards and pronouncements issued by the Brazilian Securities and Exchange Commission (“CVM”) and by the Accounting Standards Committee (“CPC”), for which the following destination is hereby proposed: I - LEGAL RESERVE: To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the Social Capital by force of Article 193 of Law #6,404 and in the Article 42 of Vale’s Bylaws, that is, R$665,572,764.25 (six hundred and sixty five million, five hundred and seventy two thousand, seven hundred sixty-four Brazilian reais and twenty-five cents. The allocation to this reserve may not be recorded in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the social capital which has been not reached yet. II - TAX INCENTIVE RESERVES: Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as defined: (a) establishment report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) establishment report #058/2015 related to tax incentives granted for the extraction of iron ore in the State of Pará; (c) establishment report #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the State of  Maranhão and (d) establishment report #074/2014 related to tax incentives granted to the extraction of nickel at Ourilândia do Norte in the State of Pará. Vale also benefits from a reinvestment benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to reinvest part of the income tax due in the acquisition of new equipment for the operational plants located in areas where SUDAM and SUDENE act upon. According to the article #545 of the Income Tax Regulation the amount benefited and not paid to ITR is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for capital increase or to absorb losses. Based in article 195-A of Law#6,404, included by  #11,638, we propose the allocation in the amount of R$884,532,313.90 (eight hundred and eighty four million, five hundred and thirty two thousand, three hundred and thirteen Brazilian reais and ninety cents) for that reserve, in which is equivalent to total tax not benefited by Vale, resulting from the following incentives in the area of SUDAM: (a) R$762,774,678.73 (seven hundred and sixty two million, seven hundred and seventy four thousand, six hundred and seventy eight Brazilian reais and seventy three cents) as income tax reductions due in 2016; (b) R$48,875,990.97 (forty eight million, eight hundred and seventy five thousand, nine hundred and ninety Brazilian reais and ninety seven cents) as reinvestments in the year-base 2016; (c) R$72,881,644.20 (seventy two million, eight hundred and eighty one thousand, six hundred and forty four Brazilian reais and twenty cents) as reinvestments in the year-base 2012. Based in article 30 of law #12,973 of 2014, we also propose the allocation in the amount of R$343,037,863.83 (three hundred and forty three million, thirty seven thousand, eight hundred and sixty three Brazilian reais and eighty three cents) for that reserve, in which is equivalent to total reconstitution of tax incentive reserve used to absorb losses for the year of 2015, and refers to the following source of incentives: (a) R$124,918,106.24 (one hundred and twenty four million, nine hundred and eighteen thousand, one hundred and six Brazilian reais and twenty four cents) as income tax reductions due in the year-base 2016 — SUDAM; (b)

R$36,851,970.35 (thirty six million, eight hundred and fifty one thousand, nine hundred and seventy Brazilian reais and thirty five cents) as reinvestments in the year-base 2014 — SUDAM; (c) R$ 174,213,784.09 (one hundred and seventy four million, two hundred and thirteen thousand, seven hundred and eighty four Brazilian reais and nine cents) as reinvestments in the year-base 2011- SUDAM; (d) R$7,054,003.15 (seven million, fifty four thousand and three Brazilian reais and fifteen cents) as part of the outstanding balance of the income tax reductions due in the year-base 2012 — SUDAM.. III - INVESTMENT RESERVES: To this reserve must be allocated the amount necessary to ensure the maintenance and development of the Company’s main activities, up to the limit of 50% of net income for the year based in article 40 and pursuant to item II, article 43 of the Company’s Bylaws. Therefore, we propose to allocate to this reserve the amount of R$5,894,586,907.98 (five billion, eight hundred and ninety four million, five hundred and eighty six thousand, nine hundred and seven Brazilian reais and ninety-eight cents).IV - REMUNERATION TO SHAREHOLDERS’ EQUITY: Pursuant to Article 42 of Vale’s Bylaws, after establishing the legal and tax incentive reserves, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders’ Meeting by the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity, according to Article 9, Paragraph 7 of Law #9,249, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 44 of the Bylaws, at least 25% of the net income of the year, adjusted under the legislation shall be allocated to payment of dividends. The adjusted net income of the year of 2016 was R$11,761,350,206.85 (eleven billion, seven hundred and sixty one million, three hundred and fifty thousand, two hundred and six Brazilian reais and eighty five cents), in which corresponds to the net income of the year of R$13.311.455.285,00 (thirteen billion, three hundred and eleven million, four hundred and fifty five thousand, two hundred and eighty five Brazilian reais), reduced by the amount of the constituted legal reserve of R$665,572,764.25 (six hundred and sixty five million, five hundred and seventy two thousand, seven hundred and sixty four Brazilian reais and twenty five cents), and the allocation to the tax incentive reserve of R$884,532,313.90 (eight hundred and eighty four million, five hundred and thirty two thousand, three hundred and thirteen Brazilian reais and ninety cents). Therefore, the minimum mandatory remuneration of 25% of the adjusted net income as dividends amounts to R$3,459,223,253,25 (three billion, four hundred and fifty nine million, two hundred and twenty three thousand, two hundred and fifty three Brazilian reais and twenty five cents), which corresponds to R$0.671253946 per outstanding common or preferred share. Pursuant to Article 5, Paragraph 5 of the Bylaws, the holders of preferred classes A and golden shares are  entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria: (a) priority to receive dividends corresponding to (i) at least 3% (three percent) of the shareholders’ equity share value, calculated based on the financial statements used as reference for the payment of dividends or (ii) 6% (six percent) calculated over the part of capital represented by this class of shares, whichever is the higher between them; (b) right to participate in the profits distributed, on equal terms with common shares after assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph “a” above. As of December 31, 2016, the reference value for the minimum mandatory remuneration of the preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 1,792,763,468.29 (one billion, seven hundred and ninety two million, seven hundred and and sixty three thousand, four hundred and and sixty eight Brazilian reais and twenty nine cents), corresponding to R$0.911085781 per outstanding preferred share or (b) 3% of the shareholders’ equity per outstanding preferred share, is R$1.487.342.569,74 (one billion, four hundred and eighty seven million, three hundred and forty two thousand, five hundred and sixty nine Brazilian reais and seventy four cents), corresponding to R$0.755870304, per outstanding preferred share. Considering the total balance of mandatory remuneration related to the fiscal year of 2016, as noted, the prerogative to pay interest on shareholders’ equity, based on Articles 42, sole paragraph and 45 of  the Bylaws, Vale´s actual financial position, according to the balance sheet related to the 2016 and the option by equal shareholders’ treatment, the Board of Executive Officers hereby proposes the shareholders’ distribution the total gross amount of R$5,523,725,435.04 (five billion, five hundred and twenty three million, seven hundred and twenty five thousand, four hundred and thirty five Brazilian reais and four cents) as interest on shareholders’ equity, under the terms stated in sequence. The ratification of the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal, as approved by the Board of Directors, at the meeting held on November 28, 2016, in the total gross amount of R$856,975,000.00 (eight hundred and fifty six million and nine hundred and seventy five Brazilian reais), equivalent to R$0.166293936 per outstanding common or preferred share, paid at  December 16, 2016, relative to advances of distribution of net income of the year of 2016. Therefore, the mandatory dividend has not been fully paid, as there is an additional amount to be distributed refers to net income for the year of 2016, in the amount of R$4,666,750,435.04 (four billion, six hundred and sixty six million, seven hundred and fifty thousand, four hundred and thirty five Brazilian reais and four cents), equivalent to R$0.905571689 per outstanding share, common or preferred share, to be paid until April 30, 2017. Therefore, the mandatory dividend for the year of 2016 has not yet been fully distributed, with an additional amount to distribute. As a consequence, the gross amount of R$ 4,666,750,435.04 (four billion, six hundred and sixty six million, seven hundred and fifty thousand, four hundred and thirty five Brazilian reais and four cents) will be submitted to the Board of Directors and to the Annual General Meeting for approval in the form of interest on capital, in which is equivalent to the gross amount of R$ 0.905571689 per outstanding common or preferred share, subject to the incidence of income tax at the current rate, to be paid until April 30, 2017. All shareholders holding shares issued by Vale on the closing of BM&F Bovespa on April 20, 2017 and all holders of American Depositary Receipts (“ADRs”) issued by Vale on the closing of New York Stock Exchange (“NYSE”) and Euronext Paris on April 26, 2017 shall be entitled to receive these remuneration. Therefore, the shares and ADRs issued by Vale will be traded ex-dividend at BM&F Bovespa, NYSE and Euronext Paris as from April 24, 2017. V-  SUMMARY: This proposal covers the following allocation of net income for the year 2016:

R$
SOURCES
Net income of the year	13,311,455,285.00
13,311,455,285.00
ALLOCATIONS
Reserve constitution:
Legal	665,572,764.25
Tax incentive	1,227,570,177.73
Investments	5,894,586,907.98
7,787,729,849.96
Shareholders’ remuneration:
Advances of interest on shareholders’ equity paid in December, 2016	856,975,000.00
Interest on shareholders’ equity to be paid in 2017	4,666,750,435.04
5,523,725,435.04

13.311.455.285,00

Based on the foregoing, we hereby submit to the Board of Directors the present proposal, according to resolution the Board of Executive Officers.  Rio de Janeiro, February 20, 2017. Murilo Pinto de Oliveira Ferreira, Chief Executive Officer;  Clovis Torres Junior, Executive Officer (Human Resources, Health & Safety, Sustainability, Energy, Mergers and Acquisitions, Governance, Corporate Integrity, Legal and Tax);  Luciano Siani Pires, Chief Financial and Investor Relations Officer;  Roger Allan Downey, Executive Officer (Fertilizers, Coal and Strategy);  Gerd Peter Poppinga, Executive Officer (Ferrous);  Jennifer Anne Maki, Executive Officer (Base Metals);  Humberto Ramos de Freitas, Executive Officer (Logistics and Mineral Research)”

Therefore, the payment of the additional amount above, in the total gross amount of R$ 4,666,750,435.04 (four billion, six hundred sixty-six million, seven hundred and fifty thousand, four hundred thirty-five reais and four cents), under the form of interest on capital equivalent to the gross amount of R$ 0.905571689 per outstanding share, common or preferred, subject to withheld income tax at the current rate, which will be made from April 28, 2017.  Shareholders that hold shares issued by Vale at the close of trading on BM&F Bovespa on April 20, 2017 and holders of American Depositary Receipts (“ADRs”) issued by Vale at the close of trading on the New York Stock Exchange - NYSE (“NYSE”) and on Euronext Paris on April 26, 2017 shall be entitle to receive remuneration. Therefore, the shares and ADRs issued by Vale will be traded ex-rights on BM&F Bovespa, NYSE and Euronext Paris from April 24, 2017;

Were computed 3,506,281,357 votes in favor, 7,584,671 dissenting votes, and 68,903,356 abstention votes, including the abstention vote from União Federal and the dissenting votes from Ms. Alexandra Montgomery (written vote received by the Panel) and Carolina de Moura Campos (written vote received by the Panel).

6.4.                In accordance with the proceedings below, the appointment of the following shareholders as members of the Board of Directors was approved, for a term of office until the Annul General Shareholders’ Meeting to be held in 2019:

6.4.1.                  the election of Messrs. LUCIO AZEVEDO, Brazilian, married, machinist, bearer of identity card SSP/MA # 028694092005-2, CPF/MF # 526635317-15, with commercial address at Rua Miquerinos 01, room 114, Loteamento Boa Vista, Quadra 32, Jardim Renascença, in the city of São Luis, MA;  and RAIMUNDO NONATO ALVES AMORIM, Brazilian, married, electromechanical, identity card SSP/PA # 4.318.638, CPF/MF # 147611573-72, with commercial address at Rua 5, N. 198, Bairro Cidade Nova, in the city of Parauapebas, PA, as effective and alternate Directors, respectively, made under the process of direct election by the employees of Vale, in accordance with Paragraph Fifth of Article 11 of Vale´s Bylaws, be and was hereby ratified;

6.4.2.                  It was registered that the quorum for the election of the Board of Directors members by the minority shareholders holders of ordinary shares (were computed 77,271,226 votes) and by the preferred shareholders (were computed 295,429,410 votes) has not been reached, either individually, as per Article 141, paragraph 4, of Law No. 6,404/76, or jointly, as per Article 141, paragraph 5, of Law No. 6,404/76 (were computed 372,700,636 votes). The minimum number of votes to reach the required quorum for the elections is, respectively: 477,847,950 (minority shareholders holders of ordinary shares), 515,337,492 (minority shareholders holders of preferred shares) and 515,337,492 (aggregate). The Panel received the written protest presented by Mr. Marcelo Gasparino, shareholder and candidate as member of the Board of Directors.

6.4.3.                  By the majority of the voting shareholders present at the meeting, the appointment of the following candidates nominated by Valepar S.A. was approved. Were computed 1,759,574,903 votes in favor, 109,015,851 dissenting votes, and 258,339,859 abstention votes, including the abstention vote from Messrs. Renato S. P. Chaves and Eduardo Augusto de Andrade Ramos:

(i)                                     Mr. GUEITIRO MATSUO GENSO, Brazilian, divorced, bank clerk, bearer of identity card # 53880949-4 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #624.201.519-68, with commercial address at Praia de Botafogo, 501, 4th floor, Botafogo, City of Rio de Janeiro, RJ, as effective Director, and, as his respective alternate, Mr. GILBERTO ANTONIO VIEIRA, Brazilian, married, bank clerk, bearer of identity card #386.360 issued by SSP/SC, enrolled with General Taxpayers’ Registry under # 221.153.079-68, with commercial address at Av. W4 Sul, SEP EQ. 707/907, Conjunto A/B, Lote E, Ed. Contec, City of Brasília, DF;

(ii)                                  Mr. DAN ANTONIO MARINHO CONRADO, Brazilian, married, bank clerk, bearer of identity card #05476760-3 issued by DETRAN/RJ, enrolled with General Taxpayers’ Registry under #754.649.427-34, with commercial address at Praia de Botafogo, 501, 4th floor, Botafogo, City of Rio de Janeiro, RJ, as effective Director, and, as his respective alternate, Mr. ARTHUR PRADO SILVA, Brazilian, married, bank clerk, bearer of identity card OAB/RJ #107.447, enrolled with General Taxpayers’ Registry under #991.897.047-20, with comercial address at Praia de Botafogo 501, 4th floor, City of Rio Janeiro, Brazil;

(iii)                               Mr. MARCEL JUVINIANO BARROS, Brazilian, divorced, bank clerk, bearer of identity card #11.128.405-3 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #029.310.198-10, with commercial address at Praia de Botafogo, 501, 4th floor, Botafogo, in the City of Rio de Janeiro, RJ, as effective Director and, as his respective alternate, Mr. FRANCISCO FERREIRA ALEXANDRE, Brazilian citizen, single, civil engineer, bearer of identity card #359.025, issued by SSP/AL, enrolled with the General Taxpayers’ Registry under #301.479.484-87, with commercial address at Av. Paulista, 2439, 10th floor, City of São Paulo, SP;

(iv)                              Mr. EDUARDO REFINETTI GUARDIA, Brazilian, married, economist, bearer of identity card #11329884-5, issued by SSP/SP, enrolled with General Taxpayers’ Registry under #088.666.638-40, with commercial address at Ministério da Fazenda, Esplanada dos Ministérios, bloco “P”, 4th floor, room 428 in Brasilia, DF, as effective Director and as his respective alternate Mr. ROBSON ROCHA, Brazilian, married, business administrator, bearer of the identity card #1.074.263, issued by SSP/MG, enrolled with General Taxpayers’ Registry under # 298.270.436-68, resident and domiciled at Alameda do Morro, 85, Vila da Serra, Nova Lima, in the city of Belo Horizonte/ MG;

(v)                                 Mr. FERNANDO JORGE BUSO GOMES, Brazilian citizen, married, bank clerk, bearer of identity card #4960580-1 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #370.624.177-34, with commercial address at Av. Paulista, 1450, 9th  floor, City of São Paulo, SP, as effective Director and, as his respective alternate, MOACIR NACHBAR JUNIOR, Brazilian, married, bank clerk, bearer of the identity card #13703383-7, issued by SSP/SP, enrolled with General Taxpayers’ Registry under # 062.947.708-66, with commercial address at Núcleo Cidade de Deus, Prédio Vermelho, 4th floor, Vila Yara, in the city of Osasco, SP;

(vi)                              Ms. DENISE PAULI PAVARINA, Brazilian, divorced, bank clerk, bearer of the identity card #11974549-5, issued by SSP/SP, enrolled with General Taxpayers’ Registry under #076.818.858-03, with commercial address at Núcleo Cidade de Deus, s/n, Prédio Vermelho, 4th floor, Vila Yara, Osasco, SP, as effective Director and as her respective alternate Mr. LUIZ MAURÍCIO LEUZINGER, Brazilian, married, engineer, bearer of identity card #1606512-0, issued by DETRAN/RJ, enrolled with General Taxpayers’ Registry under #009.623.687-68, with commercial address at Rua Almirante Guilhem, N. 378, Rio de Janeiro, RJ;

(vii)                           Mr. SHINICHIRO OMACHI, Japanese, married, bachelor in economics, passport # TK9943586, with commercial address at 1-3, Marunouchi 1-Chome, Chiyoda-ku, Tokyo, Japan, as effective Director and as his respective alternate Mr. YOSHITOMO NISHIMITSU, Japanese, married, geologist, bearer of foreign identity card  #V517661-2, enrolled with General Taxpayers’ Registry under #060.569.787-61, with commercial address at Praia do Flamengo N.200, 14th floor, City of Rio de Janeiro, RJ;

(viii)                        Mr. OSCAR AUGUSTO DE CAMARGO FILHO, Brazilian, divorced, lawyer, bearer of identity card #1.952.457-2 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #030.754.948-87, with commercial address at Avenida Ataulfo de Paiva 482, room 301, Leblon, City of Rio de Janeiro, RJ, as effective Director and, as his respective alternate, Mr. EDUARDO DE OLIVEIRA RODRIGUES FILHO, Brazilian, married, engineer, bearer of identity card #03144859-0 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #442.810.487-15, with commercial address at Avenida Ataulfo de Paiva 482, room 301, Leblon, City of Rio de Janeiro, RJ;

(ix)                              Mr. EDUARDO SALLES BARTOLOMEO, Brazilian, married, engineer, bearer of identity card #053253845, issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #845.567.307-91, with commercial address at Av. Ataulfo de Paiva No 1251, room 302, Rio de Janeiro, RJ, as effective member, remaining vacant the position of his alternate.

The effectives and alternates Directors appointed herein have declared to be free and clear to serve in such positions according to Article 147 of Law #6.404/76, remaining vacant one position in the Board of Directors.

For the purposes outlined in Article 146, paragraph 2 of Law #6.404/76, Director Mr. SHINICHIRO OMACHI has nominated and constituted as his attorney-in-fact Mr. YOSHITOMO NISHIMITSU, qualified above.

6.5.                The appointment of the following Fiscal Council members was approved for a term of office until the Annual General Shareholders’ Meeting to be held in 2018:

6.5.1. Mr. ROBERT JUENEMANN, Brazilian, single, lawyer, bearer of legal professional identity card (OAB/RS) #30.039, enrolled with General Taxpayers’ Registry under #427.077.100-06, with commercial address at Rua André Puente n. 238, city of Porto Alegre, RS; and Mr. GASPAR CARREIRA JÚNIOR, Brazilian, married, economist, bearer of the identity card #06609229-7, issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #000.459.657-90, with commercial address at Rua Teixeira de Melo n. 37/201, city of Rio de Janeiro, RJ, as effective and respective alternate, by preferred shareholders as indicated by Geração Futuro, Vic Distribuidoras de Títulos e Valores Mobiliários S.A. and Victor Adler. It was registered the indication by União Federal of Messrs. Daniel Rodrigues Alves and Gustavo Sampaio Arrochela Lobo, as effective and alternate members, which were not elected

Were computed 270,967,996 votes in favor, 4,516,137 dissenting votes, and 68,771,980 abstention votes, including the abstention vote from Mr. Eduardo Augusto Ramos;

6.5.2.    Mr. RAPHAEL MANHÃES MARTINS, Brazilian, single, lawyer, bearer of legal professional identity card (OAB/RJ) #147.187, enrolled with General Taxpayers’ Registry under #096.952.607-56,  with commercial address at Rua Araújo Porto Alegre, 36, room 1.102, in the City of Rio de Janeiro, RJ, and Mr. BERNARDO ZITO PORTO, Brazilian, single, lawyer, bearer of legal professional identity card (OAB/RJ) #189.398, enrolled with General Taxpayers’ Registry under #139.715.767-45, with commercial address at Rua Araújo Porto Alegre nº 36, 11th floor, in the City of Rio de Janeiro, RJ, as effective and alternate members, respectively, as indicated by the minority shareholders holders of common shares Geração Futuro Vic Distribuidora de Títulos e Valores Mobiliários S.A. and Victor Adler.

Were computed 16,457,560 votes in favor, 17,384,177 dissenting votes, and 266,276,692 abstention votes.

6.5.3.    By the majority of the voting shareholders present at the meeting, Messrs.  EDUARDO CESAR PASA, Brazilian, married, bank clerk, bearer of the identity card #1044834388, issued by SSP/SP , enrolled with General Taxpayers’ Registry under #541.035.920-87, with commercial address at SAUN Quadra 5, lote B, BB Ed Torre Norte, 4th floor, Brasilia, DF; MARCUS VINICIUS DIAS SEVERINI, Brazilian, married, accountant, bearer of identity card # RJ-093982/O-3, issued by CRC/RJ, enrolled with General Taxpayers’ Registry under #632.856.067-20, resident and domiciled at Rua Antonio Salema 68, Vila Isabel, in the city of Rio de Janeiro, RJ; and Mr. MARCELO AMARAL MORAES, Brazilian, married, bachelor in economics, holder of identity card #07178889-7, issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #929.390.077-72, with commercial address at Avenida Paulista 1450 , 9th floor, in the City of São Paulo, SP;  as effective members, and Mr. SERGIO MAMEDE ROSA DO NASCIMENTO, Brazilian, married, business administrator, bearer of identity card #6123022, enrolled with General Taxpayers’ Registry under #650.042.058-68, with business address at Av. das Américas 500, Room 2012, in the city of Rio de Janeiro, RJ , as respective alternate of the first effective member, remaining vacant the positions of alternate members of Messrs. MARCELO AMARAL MORAES and MARCUS VINICIUS DIAS SEVERINI.

Were computed 1,807,458,567 votes in favor, 19,551,726 dissenting votes, and 343,397,543 abstention votes.

6.6.                By the majority of the voting shareholders present at the meeting, annual compensation of Vale’s management for the year 2017 for up to R$ 161,134,088.00, to be distributed by the Board of Directors of Vale. This amount includes the remuneration of the managers, as well as the remuneration of the members of the Fiscal Council and members of the Advisory Committees.

Were computed 2,651,661,193 votes in favor, 742,801,611 dissenting votes, and 131,677,881 abstention votes, including the abstention vote from União Federal and the dissenting votes from Messrs. Renato S. P. Chaves (written vote received by the Panel), Eduardo Augusto de Andrade Ramos, Danilo Chammas (written vote received by the Panel), Maria Bernardete de Andrade Rosario Claro, Alexandra Montgomery and Carolina de Moura Campos.

6.7.                By the majority of the voting shareholders present at the meeting, the monthly compensation of each member of the Fiscal Council from May 1, 2017 until the Annual General Meeting to be held in 2018, correspondent to 10% (ten percent) of the compensation that, on average, is assigned to each Executive Officer, excluding benefits, representation fees and profit sharing. In addition to the above fixed compensation, the Fiscal Council members in office shall be entitled to reimbursement for travel and accommodation expenses necessary for the performance of their duties, given that the alternate members will only be paid if exercising the position due to vacancy, impediment or absence of its effective member.

Were computed 3,321,147,377 votes in favor, 72,371,298 dissenting votes, and 132,622,010 abstention votes including the abstention vote from União Federal and the dissenting votes from Messrs. Renato S. P. Chaves, Eduardo Augusto de Andrade Ramos,

Danilo Chammas, Maria Bernardete de Andrade Rosario Claro, Maju do Nascimento Silva and Alexandra Montgomery.

07 — NOTICE TO SHAREHOLDERS:

The Chairman announced to those presents that, pursuant to Article 289, §3 of Law #6.404/76, the Company will make its legal publications on the following vehicles: Valor Econômico and Official State Gazette of Rio de Janeiro.

08 — CLOSING:

After been drafted and approved, these Minutes were signed by the presents.

I hereby certify this is a true copy of the minutes drawn-up in the relevant corporate book.

Rio de Janeiro, April 20th 2017.

Mariangela Daniele Maruishi Bartz

Secretary

Final Summary Statement

Resolutions

Resolution	Approve	Reject	Abstain

i. Evaluation of the management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2016.	3,129,863,959	149,548,034	303,357,307

ii. Proposal for the allocation of income or loss for the year 2016.	3,506,281,357	7,584,671	68,903,356

iii. Election of members of the Board of Directors that vote by ticket - controller.	1,759,574,903	109,015,851	258,339,859

iv. Election of members of the Board of Directors that vote by ticket - controller.	1,807,458,567	19,551,726	343,397,543

v. Setting the global compensation of the managers, of the members of the Fiscal Council and of the members of Advisory Committees for 2017.	2,651,661,193	742,801,611	131,677,881

vi. Setting compensation of the members of the Fiscal Council for 2017.	3,321,147,377	72,371,298	132,622,010

Fiscal Counsel ON: Rafael Manhães Martins/Bernardo Zito Porto	16,457,560	17,384,177	266,276,692

Fiscal Counsel PN: Robert Juenemann/Gaspar Carreira Junior	270,967,996	4,516,137	68,771,980

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 20, 2017		Director of Investor Relations